Exhibit 99.1

ProQR Reports Fourth Quarter and Full Year 2018 Operating and Financial Results

LEIDEN, Netherlands & CAMBRIDGE, Mass., Feb. 27, 2019 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today reported its financial results for the fourth quarter and full year ended December 31, 2018 and provided a business update.

“We made significant progress in 2018 across our portfolio as we focus on our mission to become a fully-integrated company developing and commercializing RNA medicines for patients with inherited retinal diseases (IRDs). The positive interim data for sepofarsen in LCA10 has resulted in our ability to move forward with a pivotal trial and further increased our confidence in our portfolio of programs targeting severe IRDs, including Usher syndrome and adRP,” said Daniel A. de Boer, CEO of ProQR. “We are looking forward to an exciting 2019 where we will focus on continued execution of our preclinical and clinical plans for potentially five ophthalmic programs, building commercial capabilities in preparation for our first potential launch in the coming years, and expanding our portfolio in the area of inherited retinal blindness.”

Corporate Highlights and Business Update

Sepofarsen (formerly QR-110) for LCA10

•                  In January 2019, agreement was reached with the U.S. Food and Drug Administration (FDA) on the design of the pivotal Phase 2/3 ILLUMINATE trial. The trial is expected to begin in the first half of 2019 with interim data expected around the end of 2020.

•                  In December, ProQR was awarded an innovation credit by the Dutch government for the clinical development and efforts to obtain marketing approval for the sepofarsen program.

•                  In September, positive interim results of a clinical trial of sepofarsen for the treatment of Leber’s congenital amaurosis 10 (LCA10) were presented at the Retinal Degeneration 2018 meeting (RD2018). The landmark analysis presented three-month results from eight subjects who received a single dose treatment. The results were published in the journal Nature Medicine in December.

•                  In August, preclinical data for sepofarsen were published in Molecular Therapy — Nucleic Acids, an official journal of the American Society of Gene & Cell Therapy.

QR-421a for Usher syndrome type 2

•                  In January 2019, the FDA granted Fast Track designation for QR-421a for Usher syndrome type 2 and non-syndromic RP due to mutations in exon 13 of the USH2A gene.

•                  In December, the FDA cleared the Investigational New Drug (IND) application for QR-421a for Usher syndrome type 2 and non-syndromic retinitis pigmentosa (RP) due to mutations in exon 13 of the USH2A gene. The Phase 1/2 STELLAR trial is expected to initiate in the first half of 2019, with interim data expected in mid-2019.

•                  In February, ProQR entered into a partnership with the Foundation Fighting Blindness, FFB, through which ProQR will receive up to $7.5 million in funding from FFB for the preclinical and clinical development of QR-421a for Usher syndrome type 2 targeting mutations in exon 13.

QR-1123 for autosomal dominant retinitis pigmentosa (adRP)

•                  In October, ProQR in-licensed exclusive worldwide rights for IONIS-RHO-2.5Rx, renamed QR-1123, from Ionis Pharmaceuticals. A first in human Phase 1/2 clinical trial in adRP patients is expected to start in 2019.

QR-313 for dystrophic epidermolysis bullosa

•                  In June, WINGS, the first clinical trial to evaluate the safety and efficacy of QR-313 in patients that have recessive dystrophic epidermolysis bullosa (RDEB) due to mutations in exon 73 of the COL7A1 gene, was initiated. Interim data are expected in Q1 2019 with full results in 2019.

•                  Also in June, ProQR entered into a partnership with the EB Research Partnership (EBRP) and the EB Medical Research Foundation (EBMRF). ProQR will receive up to $5 million in funding for the clinical development of QR-313.

Business Updates

•                  In December, ProQR was added to the NASDAQ Biotechnology Index (NASDAQ: NBI).

•                  Also in December, ProQR added key functions to the leadership team: Aniz Girach, MD was hired as the Chief Medical Officer and Tiffany Burt as Vice President, Head of Commercial.

•                  In September, ProQR closed an underwritten public offering of 6,612,500 ordinary shares at a price of $15.75 per share including full exercise of underwriters’ option to purchase 862,500 additional ordinary shares. Gross proceeds totaled approximately $104.1 million, which extended the Company’s cash runway into 2021.

•                  In May, Yi-Tao Yu, Ph.D., a professor of biochemistry and biophysics at the University of Rochester Medical Center, was appointed to the scientific advisory board. Dr. Yu’s research focuses on RNA editing and his expertise will help to develop the Company’s novel RNA editing technologies.

•                  In April, Dr. Peter A. Beal was appointed to the scientific advisory board. Dr. Beal is an expert in the field of RNA-based therapeutics, particularly in the area of RNA editing.

Financial highlights

At December 31, 2018, ProQR held cash and cash equivalents of €105.6 million, compared to €48.1 million at December 31, 2017. The increase in cash was primarily from a public offering in September that netted €84.2 million. Net cash used in operating activities during the three month period and full year ended December 31, 2018 was €11.3 million and €30.7 million respectively, compared to €8.7 million and €34.9 million for the same period last year.

Research and development costs increased to €9.5 million for the quarter ended December 31, 2018 from €8.3 million for the same period in 2017. Research and development costs for the year ended December 31, 2018 were €29.5 million, compared to €31.1 million for the same period in 2017.

General and administrative costs increased to €4.6 million for the quarter ended December 31, 2018 from €2.9 million for the same period in 2017. General and administrative costs for the year ended December 31, 2018 were €12.5 million, compared to €10.8 million for the same period in 2017.

Net loss for the three month period ended December 31, 2018 was €13.0 million or €0.33 per diluted share, compared to a €11.3 million loss or €0.39 per diluted share for the same period in 2017. Net loss for the year ended December 31, 2018 was €37.1 million or €1.09 per diluted share, compared to €43.7 million, or €1.72 per diluted share for the same period ended December 31, 2017. For further financial information for the period ending December 31, 2018, please refer to the financial statements at the end of this release.

2018 Annual Reports

The consolidated statement of financial position of ProQR Therapeutics N.V. as of December 31, 2018 and December 31, 2017, the consolidated statements of comprehensive loss for the years and the three month periods ended December 31, 2018 and 2017, the related consolidated statement of changes in equity for the years ended December 31, 2018 and 2017 and the consolidated statements of cash flows for years and three months periods ended December 31, 2018 and 2017 as presented in this press release are unaudited. ProQR Therapeutics N.V. will publish its 2018 Annual Report on Form 20-F, Statutory Annual Report, and Compensation Report later in Q1 2019. The reports will be published on our website at www.proqr.com.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome type 2 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

About sepofarsen (formerly named QR-110)

Sepofarsen is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to restore normal (wild-type) CEP290 mRNA leading to the production of normal CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation from the FDA.

About QR-421a

QR-421a is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of vision loss in Usher syndrome type 2 and non-syndromic retinitis pigmentosa (RP) due to mutations in exon 13 of the USH2A gene. Mutations in this exon can cause loss of functional usherin protein that causes the disease. QR-421a is designed to exclude the genetic defect from the RNA in the eye, such that it leads to the expression of a shortened but functional usherin protein, thereby modifying the underlying disease. QR-421a has received orphan drug designation in the United States and the European Union and received fast-track designation from the FDA.

About QR-1123

QR-1123 is a first-in-class investigational oligonucleotide (gapmer) that was developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology for the treatment of adRP due to the P23H mutation in the RHO gene. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutated mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye.

About QR-313

QR-313 is a potential first-in-class RNA-based oligonucleotide designed to address the underlying cause of dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. Mutations in this exon can cause loss of functional collagen type VII (C7) protein. Absence of C7 results in the loss of anchoring fibrils that normally link the dermal and epidermal layers of the skin together. QR-313 is designed to exclude exon 73 from the mRNA (exon skipping) and produce a functional C7 protein, thereby restoring functionality of the anchoring fibrils. The clinical development of QR-313 is supported with funding from EB Research Partnership and EB medical Research Foundation. QR-313 has been granted orphan drug designation in the United States and the European Union.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such statements include those relating to the development and therapeutic potential of our product candidates, including sepofarsen, QR-421a, QR-1123 and QR-313, our plans and timing of initiating and obtaining results from our ongoing and planned clinical trials, our plans for launching our product candidates, if approved, the expansion of our portfolio of product candidates, our financial resources and cash runway, and our plans for and intended benefits of strategic collaborations and alliances for our programs. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks include, but are not limited to, any one or more of our product candidates will not be successfully developed or commercialized, the risk of cessation or delay of any ongoing or planned clinical trials, we may not realize the intended benefits of our current and potential future strategic collaborations, we may not discover or develop any new product candidates, including through our Axiomer® platform, that prior results observed from preclinical or clinical trials, will not be replicated or will not continue in ongoing or future studies or trials, that we may not successfully submit applications for marketing approval for our product candidates on time or at all, that regulatory authorities may require additional clinical trials beyond those that we currently contemplate conducting, that we will be unable to obtain and maintain regulatory approval for our product candidates, the risk that the size and growth potential of the market for our product candidates will not materialize as expected, risks associated with our dependence on third-party suppliers and manufacturers, risks regarding the accuracy of our estimates of expenses and future revenue, risks relating to our capital requirements and needs for additional financing, and risks relating to our ability to obtain and maintain intellectual property protection for our product candidates. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Investor Contact:

Lisa Hayes

Vice President of Investor Relations and Corporate Communications

T: +1 202 360 4855

ir@proqr.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

Sara@lifescipublicrelations.com